Exhibit 21.1

SUBSIDIARIES OF DIGITALOCEAN HOLDINGS, INC.

Name	Jurisdiction
DigitalOcean, LLC	United States
DigitalOcean EU B.V.	Netherlands
DigitalOcean EU B.V. (German Branch)	Germany
DigitalOcean EU B.V. (French Branch)	France
Digital Ocean Canada Inc.	Canada
Droplet Offshore Services Private Limited	India
DigitalOcean Droplet Limited	United Kingdom
DigitalOcean Australia Pty Ltd	Australia
ServerStack, Inc.	United States
Cloudways Ltd	Malta
Cloudways Platform (Private) Limited	Pakistan
Cloudways, LLC	United States
Cloudways FZ-LLC	United Arab Emirates
Paperspace Co.	United States
Digital Droplet Mexico S.A. de C.V.	Mexico